Exhibit 99.2
Vertical Aerospace Announces Date for AGM
London, UK & New York, USA | 16 August 2024 — Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces it will hold its Annual General Meeting (AGM) at 12:30pm London Time on September 16th 2024 at their Bristol Headquarters, Unit 1, Camwal Court, Chapel St, Bristol BS2 0UW. Shareholders are invited to consider several proposals detailed in the Company’s circular to shareholders, providing notice of the AGM to the Company’s shareholders, and including a letter to the Company’s shareholders and a form of proxy card in connection with the proposals sought to be adopted by the AGM, which is attached as an exhibit to a current report on Form 6-K, filed with the U.S. Securities and Exchange Commission (SEC) on August 16, 2024.
About Vertical Aerospace
Vertical Aerospace is a global aerospace and technology company pioneering electric aviation.
Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to create the world’s most advanced and safest eVTOL.
For more information:
Justin Bates, Head of Communications
Justin.bates@vertical-aerospace.com
+44 7878357463
Samuel Emden, Head of Investor Affairs
Samuel.emden@vertical-aerospace.com
+447816 459 904
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the announced annual general meeting, design and manufacture of the VX4, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.